Exhibit 4.3

Nasus Pharma Ltd.

(the “Company”)

Compensation Policy for Company’s Office Holders

Dated: [_] 2025

1

Introduction

1.1	Pursuant to the provisions of the Companies Law, 5759-1999 (hereafter – the “Companies Law”), on [_], 2025 and [_], 2025, the Company’s board of directors (the “Board of Directors”) and the Company’s general meeting of shareholders (the “General Meeting”), respectively, approved a compensation policy (hereafter – the “Policy”) with respect to the terms of service and / or employment of Company’s office holders (as defined in section 2.1 in this Policy) (hereafter - the “Office Holder”).

1.2	The provisions of the Policy shall be subject to the provisions of any cogent law applicable to the Company and its Office Holders in any territory.

1.3	The underlying principles and purposes of the Policy are as follows: (a) promoting the Company’s goals, its work plan and its long-term policy; (b) compensating and providing incentives to Company’s Office Holders, while considering the risks that the Company’s activities involve; (c) adjusting the compensation package to the size of the Company and the nature and scope of its activities; (d) creating incentives that are suitable to Company’s Office Holders by compensating those entitled for compensation under the Policy in accordance with their positions, areas of responsibility and contribution to the development of the Company’s business, the promotion of its targets and the maximization of profits in the short and long-term, taking into account, among other things, the need to recruit and retain qualified, highly-skilled office holders in a global and competitive market; and (e) adjusting the compensation of Company’s Office Holders to the contribution of the Office Holder to the achievement of the Company’s goals.

1.4	This Policy is a multi-annual policy that will be effective for a period of five (5) years from the date in which the Company completed an initial public offering of its ordinary shares (“IPO”). This policy shall be brought forward for re-approval by the Company’s compensation committee of the Board of Directors (the “Compensation Committee”), the Company’s Board of Directors and the General Meeting after five (5) years have elapsed since the date of completing the IPO and after every three (3) years after first re-approval, unless any changes need to be made to the Policy in accordance with the Companies Law and/or in accordance with the Company’s needs.

1.5	Without derogating from the provisions set out in Section 1.4 above, the Company’s Compensation Committee and Board of Directors shall examine, from time to time, whether the compensation that is granted under the Policy, does, indeed, comply with its terms and the parameters set therein for each Company Office Holder.

1.6	This Policy is based, among other things, on the Company’s assessments as to the competitive environment in which it operates and the challenges it faces in recruiting and retaining high-quality office holders in such environment; This Policy is also based on employment terms generally accepted in public companies operating in the Company’s area of activity and on existing employment agreements between the Company and its Office Holders, which – in order to remove any doubt – this policy cannot change. In addition, it is clarified that this Policy does not create a commitment between the company and its office holders.

1.7	For the avoidance of doubt, any compensation of Office Holders (as defined below), which are controlling shareholders of the Company (as the meaning of “control” is defined in the Companies Law), if applicable, may require additional approvals (such as shareholders’ approval) under any applicable law.

2.	The Policy

2.1	Definitions

“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

“Board of Directors” means the Board of Directors of the Company.

2

“Change of Control Event” means (i) acquisition (including an exchange) of more than 50% of the share capital of the Company, or a sale (including an exchange) of all or substantially all of the shares of the Company to any person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation amalgamation or like transaction of the Company with or into another corporation. It is clarified that the Company’s Board of Directors will be entitled to change the definition of “Change of Control Event” at any time.

“Committee” means the Compensation Committee of the Board of Directors, within the meaning of the Companies Law.

“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

“Office Holder” or “Executive” means as set forth in the Companies Law. To the extent that an Office Holder’s or an Executive’s engagement or service is not through employment relations with the Company or any Affiliate thereof, then this Policy shall apply, with the necessary changes and any reference to basic and/or gross salary shall apply to the respective consultation and/or service fees, which shall be calculated as the basic and/or gross salary defined pursuant to this Policy, as may be amended from time to time, multiplied by 1.4.

“Subordinate Office Holder” means an Office Holder reporting directly to the Company’s Chief Executive Officer (the “CEO”).

“Foreign Office Holder” means Foreign CEO or a Subordinate Office Holder who his/her residency is outside of Israel.

“Terms of Office and Engagement” means as defined in the Companies Law.

Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board of Directors is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

Nothing in this Policy shall confer upon any person, including, any Executive, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Executive. The Terms of Office and Engagement of an Executive shall only be as set in an agreement between such Executive and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Executive, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

To the extent that after the date on which this Policy is approved in accordance with the Companies Law, relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a Compensation Policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, than such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board of Directors.

3

Terms of Office and Engagement of any Executive that were in effect prior to the date of adoption of this Policy and were in compliance with prior compensation policies or Company practices, will remain in effect even if those may not be in compliance, in full or in part, with this Policy.

2.2	Components of the Policy

In accordance with the Policy, the compensation of the Company’s Office Holders shall be based on all or some of the following components:

2.2.1	Basic salary – refers to the monthly salary of that employee, excluding any social benefits and related benefits, and in respect to compensation paid as consultancy fee or equivalent (to a non-employee Office Holder) – the monthly gross consultation fees, excluding VAT (if applicable);

2.2.2	Social and related benefits - social benefits as prescribed by any local law (pension savings, contributions towards severance pay, contributions towards training fund, vacation pay, sick leave, recreation pay, etc.) and related benefits, such as company vehicle/vehicle maintenance, telephone expenses, laptop, meals at the workplace, gifts on public holidays, etc.

2.2.3	Variable cash compensation (bonus) – short and medium-term compensation, which includes annual bonuses, which are based on results and achievement of targets. The Company may also determine that a certain Office Holder will be paid discretionary annual/one-time/special bonuses, considering his/her contribution to the Company and the restrictions placed under this policy.

2.2.4	Variable equity-based compensation– equity-based payment or another long-term compensation (subject to the existence of valid long-term compensation plans and provided that the Company decides to award such compensation).

(the components in sections 2.2.3 and 2.2.4 above shall be called together hereafter: “variable components”).

At the time of approval of the compensation package of an Office Holder, the Compensation Committee and Board of Directors shall assess the compliance of each of those components and of the total cost of employment and/or consultancy fee with the criteria set out in this Policy.

Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

2.3	Parameters for reviewing compensation terms

Generally, some or all of the following parameters will be considered when reviewing the compensation terms of an Office Holder:

2.3.1	Education, skills, expertise, tenure (specifically in the Company and in the Office Holder’s field of expertise in general), professional experience and achievements of the Office Holder;

2.3.2	The role of the Office Holder, his areas of responsibility and his employment or services terms under previous signed employment/service agreements;

2.3.3	The Office Holder’s contribution to the Company’s business, the achievement of its strategic goals and implementation of its work plans, the maximization of its profits and the enhancement of its strength and stability.

2.3.4	The extent of responsibility delegated to the Office Holder.

2.3.5	The Company’s need to recruit or retain an Office Holders with unique skills, knowledge, or expertise.

2.3.6	Whether a material change has been made to the role or function of the Office Holder, or to the Company’s requirements from the Office Holder.

4

2.3.7	The size of the Company and the nature of its activities.

2.3.8	As to service and employment terms that include retirement grants – the term of service or employment of the Office Holder, the Office Holder’s terms of service and employment over the relevant period, the Company’s performances in the said period, the Office Holder’s contribution to the achievement of the Company’s goals and the circumstances of the Office Holder retirement.

2.3.9	(a) The market conditions of the industry in which the Company operates at any relevant time, including the Office Holder’s salary or consultation fee compared to the salaries or consultation fees of other office holders working in similar positions (or in position of comparable level) in companies whose characteristics are similar to those of the Company in terms of its activity (as described in section 2.4.1 below); (b) the availability of suitable candidates that can serve as Office Holders in the Company, the recruitment and retainment of the Office Holders and the need to offer an attractive compensation package in a global competitive market; and (c) changes in the Company’s area of activity and in the scope and complexity of its activities.

2.4	Payroll review

2.4.1	For the purpose of determining the payroll that can be offered to an Office Holder upon recruitment, the Company will review from time to time the payroll generally accepted in the relevant markets for similar positions in companies, which are similar to the Company in terms of its area of activity/scope of activity/complexity of activity/market value/revenues and other relevant parameters (if such companies exist).

2.4.2	The payroll review will be conducted by the Company itself, or by an external advisor, at the Company’s discretion, after the Compensation Committee has issued its recommendations regarding this matter.

2.5	Basic salary, benefits and other related benefits

2.5.1	The basic salary of an Office Holder shall be determined taking into accounts the parameters described in section 2.3 above and the conclusions of the payroll review described in section 2.4 above (should such a review be conducted).

2.5.2	The basic salary shall be in absolute numbers and will include additional costs as requires by any Applicable Law and according to the Office Holders position (such as a Company vehicle etc.).

2.5.2.1.	The Compensation Committee and the Board of Directors may decide to exchange basic salary with equity-based compensation (the “Exchange Basic Salary”), such as options to purchase ordinary shares, no par value of the Company (“Options” and “Ordinary Shares”, respectively), Restricted Shares of the Company (“RS”) or Restricted Shares Units of the Company (“RSUs”), either in whole or in part, which may be granted under the Company’s equity incentive plan (the “Equity Incentive Plan”), as amended, and in a minimum exercise price per share as allowed under any Applicable Law, and may be vested on a monthly basis, in accordance with any Applicable Law.

In such case, the calculation of the Exchange Basic Salary value in comparison to the basic salary will be times 1.3 of the basic salary for the relevant month.

2.5.2.2	The Compensation Committee and the Board of Directors may decide to exchange accrued and unpaid cash salary to Office Holders, including controlling shareholders and/or relative of controlling shareholder (only in the event described in this section 2.10.2), with RSU or any other equity-based compensation in accordance with the Equity Incentive Plan (the “Exchanged equity-based compensation”).

5

The Exchanged equity-based compensation terms will be determined according to the following:

Vesting Period- will be no less than one month.

Share Price- will be determined at the Board of Directors’ discretion and granted in the minimum par value per share as allowed under Applicable Law. In such case the calculation of RS and RSU value in comparison to the basic cash salary will be times 1.3 of the basic cash salary for the relevant month.

All other relevant Exchanged equity-based compensation terms will be determined as specified in section 2.11.1 below.

2.5.3	In any case, the basic monthly gross salary, or alternatively, the monthly services fees (as defined above) shall not exceed the maximum amount set out below (linked to the Consumer Price Index commencing May 2015):

Position*	Maximum basic monthly gross salary*
Active Chairperson of the Board of Directors (“Active Chairperson”)**	NIS 128,000
Company’s CEO (“CEO”)	NIS 160,000
Company’s Foreign CEO (“Foreign CEO”)	$44,400
Subordinate Office Holders	NIS 120,000
Foreign Office Holder	$33,300

*	The amounts presented above are in respect of a full-time position (other than the Active Chairperson); those amounts shall change in proportion to the scope of position of the Office Holder.

**	Unless the Active Chairperson hold another position in the Company, in which case he will not be entitled to a dual compensation.

2.5.4	Social benefits[1], related benefits, reimbursement of expenses

The Terms of office and engagement of an Executive will include benefits or entitlements mandated by any Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the following benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K
(b)	Education fund
(c)	Severance pay
(d)	Managers insurance
(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members
(f)	Disability insurance
(g)	Leased car or company car, as well as bearing the cost of related expenses or reimbursement thereof, or the value of the use thereof, including the gross up of car use value, or transportation allowance.
(h)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, internet services, or the value of the use thereof.
(i)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof
(j)	Sick days

1 As to an Office Holder that has entered into engagement with the Company whereby no employer-employee relationship exists, the Company may pay the social benefits described above as part of his monthly fee in lieu of the said expenses.

6

(k)	Holiday and special occasion gifts
(l)	Recuperation pay
(m)	Expense reimbursement (including domestic and international travel expenses and per diem payments)
(n)	Payments for meals during working hours, according to the Company’s policy
(o)	Payments or participation in relocation and related costs and expenses
(p)	Loans or advances (subject to Applicable Law)
(q)	Professional or academic courses or studies
(r)	Newspaper or online subscriptions
(s)	Professional membership dues or subscription fees
(t)	Exculpation and indemnification to the fullest extent permitted by Applicable Law
(u)	Directors’ and officers’ liability insurance, to the fullest extent permitted by Applicable Law.

2.5.5	Any of the above benefits may include gross up of taxes and/or mandatory payments required to be made by Applicable Law.

2.5.6	Insurance, indemnification, and exemption

D&O Insurance

2.5.6.1	The Company’s Office Holders, as may be from time to time, shall be entitled to benefit from coverage provided by liability insurance of directors and Office Holders, which the Company will purchase from time to time (the “D&O Insurance”).

2.5.6.2	The D&O Insurance and any extension, renewal or replacement of the D&O Insurance, may be approved by the Committee alone (and the Board of Directors, if required by the Companies Law), if the insurance policy meets the following criteria and provided that the engagement with the insurer is entered into under market conditions and will not have a material effect on the Company’s profitability, its assets or liabilities, and in case of an Office Holder which is a controlling shareholder of the Company or his relative, provided that the terms of the D&O Insurance apply equally for all relevant Office Holders of the Company:

a.	The limit of insurer’s liability under the insurance policy (including Side “A” coverage) shall not exceed USD 50,000,000 (fifty million U.S. Dollars) per claim and during the insurance period covered by that policy, plus reasonable litigation expenses in excess of the abovementioned limit.
b.	The total annual premium that the Company will pay to an insurance company for the Office Holders liability insurance as described above, shall be (i) determined by the Company’s Compensation Committee and after consulting with an insurance expert; in market conditions and in an immaterial cost at the time of purchasing; or (ii) Shall not exceed a total of USD 5,000,000.
c.	the Compensation Committee has determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the D&O Insurance is on market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

2.5.6.3	Run Off Coverage- Upon circumstances to be approved by the Compensation Committee (and, if required by the Companies Law, by the Board of Directors), the Company shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance (the “Run Off Coverage”). The limit of liability of the insurer shall not exceed USD 50,000,000 per claim and in the aggregate for the term of the policy, the premium for the insurance period shall not exceed 400% of the last paid annual premium and the deductible (except for extraordinary matters as prescribed in the D&O Insurance, such as lawsuits against the Company pursuant to securities laws and/or lawsuits to be filed in the US/Canada) shall not exceed USD 150,000 per claim. The Run Off Coverage, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether the sums are reasonable considering the Company’s exposures, the scope of coverage and market conditions and if the Run Off Coverage reflects then prevailing market conditions, and, provided, further, that the Run Off Coverage shall not materially affect the Company’s profitability, assets or liabilities.

7

2.5.6.4	The D&O Insurance may include an entity cover that will cover the Company itself in case of lawsuits filed against it under securities laws (whether those lawsuits are filed only against the Company and whether they are filed against the Company and Office Holder thereof or an Office Holder in its related companies). Such cover will be subject to priorities for payment of any insurance benefits according to which the rights of the Directors and Officers to receive indemnity from the Insurer’s take precedence over the right of the Company itself.

2.5.6.5	In this section 2.5.6.5, if the determined amounts do not exceed 10%, this will not be considered as an exemption of the Policy.

Indemnification and Exemption

2.5.6.6	The Company’s Office Holders may be entitled to an indemnification arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the Companies Law and the Company’s articles of association, as amended (the “Articles of Association”). The overall amount of indemnification per event to each Office Holder and to all Office Holders together, individually or in aggregate, shall not exceed the greater of: (i) 25% of the effective shareholders’ equity of the Company; or (ii) USD 5 million (the maximum indemnification amount).

For that purpose, the “effective shareholders’ equity of the Company” means the amount of the Company’s shareholders’ equity in accordance with the last consolidated audited or reviewed financial statements of the Company (as applicable) at the time of actual payment of the indemnification. It is hereby clarified that the indemnification shall be paid in excess of any amount paid under the D&O Insurance, which the Company has purchased or will purchase from time to time.

2.5.6.7	Company’s Office Holders may be entitled to an exemption arrangement in accordance with arrangements that are normally acceptable and subject to the provisions of the Companies Law and the Company’s Articles of Association.

2.6	Compensation in connection with termination of employment

2.6.1	Advance notice period

2.6.1.1	An Office Holders may be entitled to advance notice period or payment in lieu of advance notice period, as follows:

Active Chairperson - up to 6 months advance notice period.

CEO - up to 12 months advance notice period.

Foreign CEO - up to 12 months advance notice period.

Subordinate Office Holders - up to 8 months advance notice period.

Foreign Office Holders - up to 8 months advance notice period.

2.6.1.2	Over the course of the advance notice period, Office Holders shall continue fulfill their duties at the request of the Company, in which case the Office Holders may be entitled to continue and receive over the advance notice period all employment and service terms, as agreed upon in the employment/service agreement.

2.6.1.3	The service or employment terms of the Office Holders may include a provision whereby the Company may terminate the services or employment of the Office Holder without an advance notice period in cases which deny eligibility for severance pay according to the Companies Law, including, but not limited to the following events: (a) conviction of an offence involving moral turpitude; (b) an Office Holder who will conduct himself in a disloyal and/or unreliable and/or dishonest manner in his relations with the Company and/or while carrying out actions on its behalf of the Company and/or will harm the Company’s reputation; (c) in case the Office Holder will breach the confidentiality duty towards the Company and/or his duty to protect the Company’s rights which were developed due to or as part of his work at the Company; (d) Any other event in which the Company is legally entitled to refrain from payment of severance pay.

8

2.6.2	Retirement terms

2.6.2.1	The retirement terms of Office Holders shall be determined by the Compensation Committee and the Board of Directors, in accordance with the following table, while taking into account, among other things, the parameters set out in section 2.3 above, the terms of service and employment of the Office Holder over the course of his office, his contribution to the achievement of the Company and the circumstances of the retirement:

Position	Validation of the right from termination of employment / services date
Active Chairperson	Up to 6 months gross salary
CEO	Up to 6 months gross salary
Foreign CEO	Up to 6 months gross salary
Subordinate Office Holders	Up to 6 months gross salary
Foreign Office Holder	Up to 6 months gross salary

2.7	Annual bonus

In addition to the basic salary, the compensation package of Company’s Office Holders may include eligibility to an annual bonus that is based on measurable targets and to an annual discretionary bonus (hereafter jointly: “the Annual Bonus”).

For the purpose of this Annual bonus section, whenever the term “salary” is used, it means (i) in the case of an employed Office Holder – the gross salary as paid to the Office Holder in the month before the grant of such bonus, including any social benefits and related benefits as detailed in section 2.5 herein, and in any case for the benefit of the employee; and (ii) in the case of Office Holder with no employer-employee relationship – the fee paid to the Office Holder in the month before the grant of such bonus, excluding VAT (if applicable).

2.7.1	Components of the Annual Bonus

The Company may grant an Office Holder with an Annual Bonus of up to the maximum Annual Bonus as described in the table in section 2.7.7 below, based on the compensation plan which will be approved by the compensation committee and the Board of Directors for each year in advance.

At the end of each year, the Compensation Committee and Board of Directors will review the Office Holders’ meeting their measurable targets in order to determine that component of the Annual Bonus, which is based on measurable targets.

The Compensation Committee and Board of Directors may determine to pay only part of the component of the Annual Bonus, which is based on measurable targets, if the Office Holder meets only some of the targets.

The Compensation Committee and the Board of Directors alone may decide to change the measurable targets of an Office Holder at any time during the year, if the change is for the best interest of the Company and for special circumstances (for example: change of job description, regulatory changes, other material events), that the Compensation Committee and Board of Directors believes that justify making such change (including retroactive change).

9

According to the rates stated below, the components for each of the Office Holders of the Annual Bonus will be:

(i)	Measurable Targets (from the categories in the list below);
(ii)	Discretionary Bonus (according to the limitations set forth herein).

Position	Measurable Targets	Discretionary Bonus
Active Chairperson / CEO	0-100%	0-25% (by Compensation Committee and Board of Directors), see section 2.7.3(1) below
Foreign CEO	0-100%	0-25% (by Compensation Committee and Board of Directors), see section 2.7.3(1) below
Subordinate Office Holders	0-100%	0-100% (by CEO), see section 2.7.3(2) below.
Foreign Office Holder	0-100%	0-100% (by CEO), see section 2.7.3(2) below.

2.7.2	Measurable Targets (Company and Personal)

Set forth below are several suggested criteria for an Annual Bonus that is based on measurable targets. It should be clarified that this list is not a closed and binding list. The Compensation Committee and the Board of Directors may consider adding other criteria or removing some of those criteria, considering the role of each Office Holder, his areas of responsibility and the Company’s activity.

These performance metrics may include, among other things:

Active Chairperson and CEO Measurable Targets Criteria

(a)	Sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Engagement in contracts with revenue potential in a determined amount.
(d)	Engagement in collaboration contracts.
(e)	Engagement of material contracts and/or strategic contracts.
(f)	Achievement of product development milestones.
(g)	Reducing costs.
(h)	Budget and work plan related targets.
(i)	Achievement of targets/milestones relating to Company’s products and projects.
(j)	Promotion of strategic plans and targets, including targets which were set for the office holder, and which are relevant to the relevant Office Holder’s area of activity.
(k)	Achievement of regulatory approvals and/or IP related approvals.
(l)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(m)	Achievement of reimbursement for the Company’s products.
(n)	Company’s market value.
(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

Subordinate Office Holder Measurable Targets Criteria

(a)	Sales and marketing targets.
(b)	Increase of revenue targets.
(c)	Engagement in contracts with revenue potential in a determined amount.

10

(d)	Engagement in collaboration contracts.
(e)	Engagement of material contracts and/or strategic contracts.
(f)	Achievement of product development milestones.
(g)	Reducing costs.
(h)	Achievement of targets/milestones relating to Company’s products and projects.
(i)	Promotion of strategic plans and targets, including targets which were set for the Office Holder, and which are relevant to the relevant Office Holder’s area of activity.
(j)	Achievement of regulatory approvals and/or IP related approvals.
(k)	Achievement of reimbursement for the Company’s products.
(l)	Budget and work plan related targets.
(m)	Inventory and Production related targets.
(n)	Achievement of financial indicators targets: gross margin, operational profit/loss, net profit/loss, cash balance, revenue.
(o)	Achievement of funding targets: raising loans, private placement, public or rights offering of shares, bonds, etc.

2.7.3	Discretionary bonus

(1)	With regard to the Company’s CEO and an Active Chairperson of the Board of Directors – most of the Annual Bonus will be based on measurable targets and an immaterial portion of the Annual Bonus (for that purpose “immaterial portion” – the higher of (a) a total of three (3) (gross) monthly salaries or (b) 25% of the variable components of the bonus (actual bonus and equity-based payment) shall be a discretionary bonus that is based on qualitative criteria.

Notwithstanding the above, if in a specific year the Company does not pay the CEO or the Active Chairperson (as applicable) an Annual Bonus that is based on measurable targets (i.e., if the discretionary Annual Bonus paid to the CEO or the Active Chairperson (as applicable) constitutes the total Annual Bonus paid on that year), then the amount of the discretionary bonus that the Company may pay to the CEO and to the Active Chairperson (as applicable and separately) shall not exceed three (3) gross monthly salaries.

(2)	With regard to Subordinate Office Holders– subject to the provisions of the Companies Law, Subordinate Office Holders, may be eligible to an Annual Bonus that is based on measurable targets and to a discretionary Annual Bonus. It should be clarified that the amount of the discretionary bonus that the Company may pay to Subordinate Office Holders, shall be in the same amount of gross monthly salaries approved by the Compensation Committee and the Board of Directors for an Annual Bonus in the same year.

Notwithstanding the foregoing, subject to any Applicable Law, the Company’s competent organs shall be entitled to approve payment of Annual Bonus based on all or some of the measurable targets and/or of discretionary bonus, on an Annual, quarterly, monthly, or otherwise basis.

2.7.4	Neutralization of one-off events

As part of the calculation of the eligibility to Annual Bonus that is based measurable targets on the basis of financial statements data (if such targets are set) the Board of Directors or the Compensation Committee will be authorized to neutralize the effect of “one-off events”, or alternatively to decide that such events should not be neutralized in a certain year, as applicable.

2.7.5	The Company’s competent organs shall approve this component based, among other things, on data presented by the Company’s management and based on personal assessment and recommendation issued by the CEO (with regard to Subordinate office holders) and by the Board of Directors with regard to Active Chairperson and the CEO, while listing the underlying reasons for their recommendation.

11

2.7.6	Annual Bonus that is based on measurable targets only

2.7.6.1	Subject to the provisions of the Companies Law and the positions of the Israeli securities authority (the “Israeli Securities Authority”) (as amended from time to time):

a.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an Active Chairperson or any other director, if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on meeting measurable targets; (c) the amount of the potential grant is immaterial, as defined below; and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

“immaterial” in this section means (i) up to three (3) monthly salaries; or (ii) if no monthly salaries are paid, the average monthly payment (annual fee and per-meeting fee) for a non-executive director in the previous year.

(2)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the Office Holder in question serves both as a director and in an operational role in the Company; (c) The Compensation Committee and Board of Directors approved the measurable targets, other than the said directors, who receive from the Company a bonus based on measurable targets, did not take part in the approval of those targets (whether in their capacity as directors or in their capacity as other office holders in the Company).

b.	The Compensation Committee and Board of Directors alone will be allowed to determine the measurable targets applicable to an Office Holder, who is a controlling shareholder or a relative thereof (as these terms are defined in the Companies Law), if one of the following (1) or (2) is fulfilled:

(1)	All of the following conditions are met: (a) the resolution is in line with the Policy; (b) the grant in question is based only on measurable targets; (c) the amount of the potential grant is immaterial (as defined above); and (d) the targets were pre-determined by the Compensation Committee and Board of Directors.

(2)	The Board of Directors has determined a clear target that is based on financial statements data, and which applies in the same manner to the controlling shareholder and his relative and to other Office Holders, who are not related to the controlling shareholder.

2.7.7	Maximum Annual Bonus

The Maximum Annual Bonus of Office Holders as of date of payment thereof (in respect of a bonus based on measurable targets only):

Position	Maximum Annual Bonus[2]
Active Chairperson	Up to 12 monthly salaries.
CEO	Up to 12 monthly salaries
Foreign CEO	Up to 12 monthly salaries
Subordinate Office Holders	Up to 9 monthly salaries
Foreign Office Holder	Up to 9 monthly salaries

2 The maximum values are in respect of the aggregate annual bonus – bonus based on measurable targets and discretionary bonus.

12

2.7.8	The amount of the Annual Bonus that is based on measurable targets shall be calculated based on measurable criteria, that will be determined (if they are determined) for each and every Office Holder at a time close to the date of the discussion held by the Board of Directors for review of the Company’s budget for the forthcoming year, in accordance with the role of the relevant Office Holder, by the competent organs of the Company (in accordance with the provisions of the Companies law and the positions of the Israeli Securities Authority, as amended from time to time), provided that the targets applicable to Subordinate Office Holders, shall be determined by the Compensation Committee and Board of Directors, at the recommendation of the CEO.

2.7.9	In case the Office Holder fulfilled any of the measurable targets that was determined in advance by the Compensation Committee and the Board of Directors, the Compensation Committee and the Board of Directors may determine to pay the Office Holder part of the component of the Annual Bonus at any time during the said year, following their approval that the Office Holder did fulfill a measurable target.

2.7.10	The Compensation Committee and Board of Directors may decide to pay the Annual Bonus in cash and/or equity.

2.7.11	The Compensation Committee and Board of Directors may decide to postpone the payment of the Annual Bonus or reduce the amount of the Annual Bonus to which the Office Holder is entitled, at their own discretion.

2.7.12	The Company may pay an Office Holder, who has not completed a full year of employment in the Company, a proportionate share of the Annual Bonus according to the period of employment of the Office Holder.

2.7.13	The Office Holder shall repay to the Company that portion of the Annual Bonus he received, which was based on measurable targets, should it be determined that this component was paid to him on the basis of erroneous data and/or data that were restated in the Company’s financial statements, provided that the date of restatement of the financial statements does not fall later than three (3) years after the original approval of the relevant financial statements.

2.8	One-Time Bonus

The Board of Directors, subject to the recommendation of the Compensation Committee and the Office Holder’s direct supervisor, may decide to grant a one-time bonus (in addition to the Annual Bonus, as described in Section 2.7 above), to an Office Holder, including an Active Chairperson and directors, in respect of special efforts performed by the Office Holder and/or in respect of the significant contribution of the Office Holder to the Company’s operations, special projects or extra ordinary achievements which are not in the Company’s general course of business, including but not limited to: completing of an IPO, completion of a merger or sale of operations, material agreement, etc. (the “One-Time Bonus”).

An approval of a One-Time Bonus to the CEO which is not a controlling shareholder, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all of the discretionary bonuses paid to the CEO in the relevant year does not exceed three (3) monthly salaries.

The aggregate amount of an Annual Bonus and a One-Time Bonus, other than for the CEO, shall not exceed 18 monthly salaries.

2.9	Special Bonus - merger or sale or assignment by the Company of all or substantially all of its shares or assets.

The Board of Directors, subject to the recommendation of the Compensation Committee and the Office holder’s direct supervisor, may decide to grant a special bonus (beyond the Annual Bonus and/or the One-Time bonus), as described in Section 2.7 and 2.8 above), to an Office Holder, including directors and Chairperson, in case of a consummation of a merger, or sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets (the “Special Bonus”). The Special Bonus for all Office Holders together will be subject to a limit of 10% of the transaction value, and in accordance with Applicable Law.

13

The Special Bonus is separate from the One-Time Bonus and the Annual Bonus.

An approval of a Special Bonus to the CEO, that meets the aforesaid conditions, shall not be subject to the approval of the General Meeting, as long as the aggregate amount of all discretionary bonuses does not exceed three (3) monthly salaries.

2.10	Phase III Bonus. In the event that, the Company’s Phase III clinical trial successfully meets its primary end-point, the CEO shall be granted a one-time gross bonus in an amount of USD 75,000.

2.11	Equity-based compensation

2.11.1	The purpose of granting long term compensation is to create an identity of interests between the company’s long term business results and the director’s or Office Holder’s compensation. In addition, granting long term compensation is a tool for preserving personnel. The principles for the long-term compensation are as follows:

2.11.1.1	The Company will provide equity-based compensation, which can include Options, RSUs, RS and/or any other equity-based compensation in accordance with the Equity Incentive Plan (the “Award” or “equity-based compensation”, to directors and/or Office Holders, from time to time at the Board of Director’s discretion, and subject to the applicable approvals according to the Companies Law.

2.11.1.2	Vesting Period- The vesting period will not be less than three (3) months cliff before the first installment, except in cases of acceleration, in accordance with the Policy, the Equity Incentive Plan, the employment and/or service agreement with the Office Holder, or subject to meeting specific milestones.

2.11.1.3	Acceleration Mechanism- The Board of directors (and in relation to the CEO or directors, as required by Applicable Law) may allow immediate acceleration for any unvested Award granted to directors and/or Office Holders, upon a Change of Control Event (as defined in the Policy) or following termination of employment or services of a directors and/or Office Holder, subject to the full discretion of the Board of Directors.

2.11.1.4	Exercise Price- The exercise price of the equity-based compensation shall not be less than the higher of (i) the Company’s share price at the date of grant; or (ii) the Company’s average share price of the last 30 trading days, prior to the grant date, as decided by the Compensation Committee and the Board of Directors.

2.11.1.5	Expiration date - up to ten (10) years from the date of grant.

2.11.1.6	The grant of equity-based compensation will be granted as possible under section 102 of the Income Tax Ordinance to employees employed in Israel (in cases of employees abroad, the equity-based compensation will be granted under the existing law in those countries).

2.11.1.7	The maximum equity-based compensation value as specified below is for one-year term and shall be calculated on a linear basis[3]:

Position	Active Chairperson	CEO / Foreign CEO	Subordinate Office Holders	Director
Maximum amount	NIS3,465,000	NIS4,335,000 / USD1,204,000	NIS3,250,000	NIS3,250,000

2.11.1.8	Other conditions for long-term compensation will be in accordance with the Company’s Equity Incentive Plan or any other long-term compensation plan that will be adopted by the Company.

3 The total annual equity-based compensation value will be calculated as an accumulated amount of granted securities throughout each year.

14

2.11.1.9	Any other terms of the equity-based compensation will be determined by the Compensation Committee and the Board of Directors, in accordance with the Company’s Equity Incentive Plan in effect from time to time, subject to any Applicable Law.

2.11.1.10	Repricing and exchange equity-based compensation-

With approval of the Compensation Committee and the Board of Directors, the Company may decide to replace existing Options with RSUs or existing Options with other Options, in different quantities of RSUs and/or Options as well as with different vesting periods and/or exercise price or in different quantities or RSUs and/or Options.

2.12	The ratio between the variable components and the basic salary component[4]

Position	The percentage of the total variable components out of the total annual compensation
Active Chairperson	Up to 100%
CEO*	Up to 100%
Foreign CEO	Up to 100%
Subordinate Office Holders	Up to 100%
Foreign Office holders	Up to 100%

*Subject to applicable law.

2.12	Extending the term of and amendments to existing agreements with Office Holders and

2.12.1	Prior to extending the term of the services or employment agreement with an Office Holder (whether this involves changes to the terms of employment or not), the Office Holder’s existing compensation package will be assessed in relation to the parameters set out in section 2.3 above and bearing in mind the payroll review, which was conducted by the Company as per section 2.4 above.

2.12.2	Subject to the provisions of the Companies Law and the position statements of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Company’s CEO (other than a CEO which is a controlling shareholder, as applicable) will require the approval of the Compensation Committee alone, if it will be determined that the changes are, indeed, immaterial and the change complies with the provisions of this Policy.

2.12.3	Subject to the provisions of the Companies Law and the position statements of the Israeli Securities Authority, as amended from time to time, immaterial changes (as defined below) made to the service or employment terms of the Subordinate Office Holders (other than a Subordinate office holder which is a controlling shareholder or a relative thereof, as applicable) shall require the approval of the CEO alone, and the approval of the Compensation Committee will not be required, provided that the service and employment terms of that Subordinate Office Holder comply with the provisions of this Policy.

In sections 2.12.2 and 2.12.3 above, “immaterial changes to the service and employment terms” are changes, the aggregate value of which does not exceed 20% of the overall annual cost of compensation of the office holder.

4 For that purpose, the “variable components” include the annual bonus, one-time bonus, special bonus and annual value of the equity-based payment.

15

2.13	Components Of Terms of Office and Engagement of Directors

2.13.1	External directors of the Company (as defined in the Companies Law), as applicable, will be entitled to annual compensation and participation compensation which will be determined in accordance with the provisions of the Companies Regulations (rules regarding remuneration and expenses for an external director), 2000 hereafter and the Companies Regulations (exemptions for dual companies), 2000 (“the compensation regulations”), as may be from time to time and according to the Company’s rank.

2.13.2	Directors who also serve as Company’s Office Holders will be able to receive directors compensation in addition to the Office Holders compensation, subject to Applicable Law and required approvals.

2.13.3	In addition, the directors of the Company will be entitled to compensation of travel and parking expenses.

2.13.4	In the case of a non-executive director (except for external directors) with additional expertise in the Company’s operations and/or in other areas where the Board of Directors has decided that they are necessary for the Company, the Company will be entitled, to award that director, solely that the aggregate amount of the annual compensation to which the director is entitled, does not exceed USD 200,000.

2.13.5	The Company may grant equity-based compensation to directors, including external directors and independent directors, from time to time, all in accordance with Applicable Law.

The annual fair value5 of equity-based compensation at the grant date, as reflected in the Company’s financial statements, granted to external directors (if applicable) and independent directors and non-executive directors and any other directors in the Company, will be calculated on the basis of accepted valuation methods (such as Black & Scholes/Intermediate) and will be as described in section 2.11.1.7 above.

2.13.6	All other provisions regarding the long-term compensation that apply to the Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

2.13.7	All directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board of Directors and its committees thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

2.14	Recoupment Policy

The Company may seek reimbursement of all, or a portion of any compensation paid to an Office Holder based on financial data included in Company’s financial statements in any fiscal year that are found to be inaccurate and are subsequently restated.

In any such event, the Company will seek reimbursement from the Office Holders to the extent such Office Holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time in accordance with a recoupment policy adopted from time to time by the Compensation Committee or the Board of Directors. Any recoupment under this Section 2.14 may be in addition to (and not limited by) any other remedies or rights of recoupment available to the Company pursuant to the terms of any similar policy or under any Applicable Law.

2.15	Exchange Rate

Monetary amounts in this Policy that are quoted in USD, subject to the applicable currency exchange rates or any exchange rate determined by the Board of Directors.

5 The annual fair value will be calculated as an accumulated amount of granted securities throughout each year

16

2.16	The ratio between the gross salary of office holders and the gross salary of all other Company employees as of the date of the compensation policy

The ratio of the average and median gross salary between the officers to the other employees (in practice as of the date of approval of the compensation policy):

Role	Ratio to the average salary[6]	Ratio to Median salary
CEO	48%	51%
Subordinate Office Holders	28%	32%

As of the date of the Policy, there is one Company employee who is not an Office Holder. It is clarified that for the purpose of calculating the aforesaid ratios, only the employees of Nasus Pharma Ltd. Were included.

At the time of approval of the Policy, the Compensation Committee examined the existing gaps between the Office Holders and the other employees and found that in light of the nature and structure of the Company, the above ratios will not affect the existing employment relationship in the company. In addition, the Compensation Committee and the Board of Directors believe that these data have a limited effect on determining the salaries of the Company’s Office Holders, given the structure of the Company.

3.	Annual Equity-based Plan for directors

In addition to all of the above mentioned in section 2.11.1, once a year, in a date close to the date of the annual general meeting of the Company, the Compensation Committee and the Board of Directors may, without the need of further approval of the Company’s shareholders, grant each member of the Board of Directors, other than a director who is also serving as the Company’s Chief Executive Officer or a Subordinate Office holder, equity-based compensation under the Company’s Equity Incentive Plan, in an annual fair value7 (calculated on the basis of accepted valuation methods, such as Black & Scholes/Intermediate) which will not exceed NIS 200,000 (the “Annual Equity-based Plan”).

3.1.1.	Vesting Schedule: will be set in accordance with the terms of this policy. In the event of termination of engagement between the Company and any of the Non-Executive Directors, any unvested equity-based compensation at the time of such termination shall be automatically cancelled, unless otherwise accelerated as described below. All other Annual Equity-based Plan terms will be as set forth in section 2.11.1 above.

3.1.2.	All other provisions regarding the long-term compensation that apply to the Company’s Office Holders under this Policy, will also apply to the long-term compensation granted to directors.

4.	Non-Exclusivity of this Policy

4.1	Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board of Directors or the Compensation Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or benefits.

4.2	The Terms of Office and Engagement of a director may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

6 The ratio to the average salary and the median salary refers to the gross salary cost of the employees of Nasus Pharma Ltd.only, and does not include the cost of the salaries of the Office Holders.

7 The annual fair value will be calculated as an accumulated amount of granted securities throughout each year.

17

5.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

6.	SEVERABILITY

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors: [●], 2025

***

18